UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2018
Commission File Number 1-10928
                      ________________________________________

INTERTAPE POLYMER GROUP INC.

________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2017, 2016 and 2015

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.
Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.
Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.
The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.
The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 7, 2017 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 7, 2018

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).
Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of internal control over financial reporting as of December 31, 2017 did not include the acquisition of substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries, Inc., Cantech's US subsidiary, consummated during fiscal year 2017. Cantech is included in the Company’s consolidated financial statements and represents 11% of total assets as of December 31, 2017 and 4% of revenues for the year then ended.
Subject to the foregoing, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 7, 2018

Raymond Chabot Grant Thornton LLP
Suite 2000
Report of Independent Registered	National Bank Tower
Public Accounting Firm	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as “the consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as at December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
A - Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 1981.

Montreal, Canada
March 7, 2018
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Raymond Chabot Grant Thornton LLP
Report of Independent Registered	Suite 2000
Public Accounting Firm on Internal	National Bank Tower
Control over Financial Reporting	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the “Company”) as at December 31, 2017, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2017, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.
We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as at December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and our report dated March 7, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the “PCAOB” and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries Inc. Cantech's US subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. As indicated in in the accompanying Management’s Report on Internal Control over Financial Reporting (“Management’s Report”), Cantech was acquired during 2017. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Cantech.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
March 7, 2018
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2017, 2016 and 2015
(In thousands of US dollars, except per share amounts)

	2017	2016	2015
	$	$	$
Revenue	898,126	808,801	781,907
Cost of sales	696,719	617,314	613,895
Gross profit	201,407	191,487	168,012
Selling, general and administrative expenses	107,592	102,580	84,072
Research expenses	11,601	10,790	9,459
	119,193	113,370	93,531
Operating profit before manufacturing facility closures, restructuring and other related charges	82,214	78,117	74,481
Manufacturing facility closures, restructuring and other related charges (Note 4)	1,359	2,408	3,666
Operating profit	80,855	75,709	70,815
Finance costs (income) (Note 3)
Interest	7,246	4,398	3,553
Other expense (income), net	(3,398)	605	(393)
	3,848	5,003	3,160
Earnings before income tax expense	77,007	70,706	67,655
Income tax expense (Note 5)
Current	6,635	8,757	8,185
Deferred	6,414	10,812	2,798
	13,049	19,569	10,983
Net earnings	63,958	51,137	56,672

Net earnings (loss) attributable to:
Company shareholders	64,224	51,120	56,672
Non-controlling interests	(266)	17	—
	63,958	51,137	56,672

Earnings per share attributable to Company shareholders (Note 6)
Basic	1.09	0.87	0.95
Diluted	1.08	0.85	0.93
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2017, 2016 and 2015
(In thousands of US dollars)

	2017	2016	2015
	$	$	$
Net earnings	63,958	51,137	56,672
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)	1,608	136	(272)
Deferred tax expense due to enactment of US tax reform legislation (Note 5)	116	—	—
Change in cumulative translation adjustments	4,734	789	(12,294)
Items that will be reclassified subsequently to net earnings	6,458	925	(12,566)
Remeasurement of defined benefit liability (2) (Note 17)	89	201	1,586
Deferred tax benefit due to enactment of US tax reform legislation (Note 5)	(714)	—	—
Items that will not be reclassified subsequently to net earnings	(625)	201	1,586
Other comprehensive income (loss)	5,833	1,126	(10,980)
Comprehensive income for the year	69,791	52,263	45,692
Comprehensive income (loss) for the year attributable to:
Company shareholders	69,777	52,353	45,692
Non-controlling interests	14	(90)	—
	69,791	52,263	45,692

(1)	Presented net of deferred income tax expense (benefit) of $750 in 2017, $83 in 2016 and ($166) in 2015.

(2)	Presented net of deferred income tax expense of $213 in 2017, $66 in 2016, and $964 in 2015.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2015
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Equity attributable to Company shareholders and total equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500
Transactions with owners
Exercise of stock options (Note 15)	712,500	1,559						1,559
Change in excess tax benefit on exercised share-based awards (Note 5)		2,088	(2,088)					—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(1,502)					(1,502)
Share-based compensation (Note 15)			3,359					3,359
Share-based compensation expense credited to capital on options exercised (Note 15)		746	(746)					—
Deferred Share Units settlement, net of required minimum tax withholding (Note 15)	6,397	65	(218)					(153)
Repurchases of common shares (Note 15)	(2,487,188)	(14,973)					(15,011)	(29,984)
Dividends on common shares (Note 15)							(29,743)	(29,743)
	(1,768,291)	(10,515)	(1,195)				(44,754)	(56,464)
Net earnings							56,672	56,672
Other comprehensive loss
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)					(272)	(272)		(272)
Remeasurement of defined benefit liability (2) (Note 17)							1,586	1,586
Change in cumulative translation adjustments				(12,294)		(12,294)		(12,294)
				(12,294)	(272)	(12,566)	1,586	(10,980)
Comprehensive income for the year				(12,294)	(272)	(12,566)	58,258	45,692
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

(1)	Presented net of deferred income tax benefit of $166 for the year ended December 31, 2015.

(2)	Presented net of deferred income tax expense of $964 for the year ended December 31, 2015.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2016
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728
Transactions with owners
Exercise of stock options (Note 15)	540,000	1,452						1,452		1,452
Change in excess tax benefit on exercised share-based awards (Note 5)		2,693	(2,693)					—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			4,302					4,302		4,302
Share-based compensation (Note 15)			5,273					5,273		5,273
Share-based compensation expense credited to capital on options exercised (Note 15)		595	(595)					—		—
Repurchases of common shares (Note 15)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 15)							(31,694)	(31,694)		(31,694)
	392,800	3,878	6,287				(32,529)	(22,364)		(22,364)
Net earnings							51,120	51,120	17	51,137
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)					136	136		136		136
Remeasurement of defined benefit liability (2) (Note 17)							201	201		201
Change in cumulative translation adjustments				896		896		896	(107)	789
				896	136	1,032	201	1,233	(107)	1,126
Comprehensive income (loss) for the year				896	136	1,032	51,321	52,353	(90)	52,263
Recognition of non-controlling interest put options arising from the Powerband Acquisition (3) (Note 21)							(10,181)	(10,181)		(10,181)
Non-controlling interest arising from the Powerband Acquisition (Note 16)									6,497	6,497
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

(1)	Presented net of deferred income tax expense of $83 for the year ended December 31, 2016.

(2)	Presented net of deferred income tax expense of $66 for the year ended December 31, 2016.

(3)
"Powerband Acquisition" refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016. Refer to Note 16 for additional information on Powerband.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2017
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 15)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards (Note 5)		597	(597)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(3,135)						(3,135)		(3,135)
Share-based compensation (Note 15)			(7,828)				(4,183)	(4)	(12,011)		(12,011)
Share-based compensation expense credited to capital on options exercised (Note 15)		495	(495)						—		—
Repurchases of common shares (Note 15)	(487,300)	(2,898)					(4,553)		(7,451)		(7,451)
Dividends on common shares (Note 15)							(33,030)		(33,030)		(33,030)
	(260,425)	(444)	(12,055)				(41,766)		(54,265)		(54,265)
Net earnings (loss)							64,224		64,224	(266)	63,958
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)					1,608	1,608			1,608		1,608
Remeasurement of defined benefit liability (2) (Note 17)							89		89		89
Deferred tax benefit (expense) due to enactment of US tax reform legislation (Note 5)					116	116	(714)		(598)		(598)
Change in cumulative translation adjustments				4,454		4,454			4,454	280	4,734
				4,454	1,724	6,178	(625)		5,553	280	5,833
Comprehensive income (loss) for the year				4,454	1,724	6,178	63,599		69,777	14	69,791
Derecognition of non-controlling interest put options arising from the Powerband Acquisition (Note 21)							8,810		8,810		8,810
Recognition of the call option redemption liability arising from the Powerband Acquisition (Note 21)							(12,725)		(12,725)		(12,725)
Non-controlling interest arising from investment in Capstone (3) (Note 16)										15	15
Capital transactions with non-controlling shareholders of Capstone (Note 16)										153	153
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722

(1)	Presented net of deferred income tax expense of $750 for the year ended December 31, 2017.

(2)	Presented net of deferred income tax expense of $213 for the year ended December 31, 2017.

(3)
Refers to the purchase by the Company of shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017. Refer to Note 16 for additional information.

(4)	Presented net of income tax benefit of $1,620 for the year ended December 31, 2017.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2017, 2016 and 2015
(In thousands of US dollars)

	2017	2016	2015
	$	$	$
OPERATING ACTIVITIES
Net earnings	63,958	51,137	56,672
Adjustments to net earnings
Depreciation and amortization	36,138	30,978	30,880
Income tax expense	13,049	19,569	10,983
Interest expense	7,246	4,398	3,553
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	133	5,204	4,620
Impairment of inventories	801	1,997	760
Share-based compensation expense	3,291	8,201	3,249
Pension and other post-retirement expense related to defined benefit plans	2,730	2,913	2,654
Gain on foreign exchange	(2,578)	(510)	(1,308)
Impairment (reversals of impairment) of assets	192	226	(5,796)
Other adjustments for non-cash items	(2,150)	50	(488)
Income taxes paid, net	(6,452)	(7,193)	(5,209)
Contributions to defined benefit plans	(4,143)	(1,268)	(1,877)
Cash flows from operating activities before changes in working capital items	112,215	115,702	98,693
Changes in working capital items
Trade receivables	(6,847)	(8,920)	4,605
Inventories	(7,879)	(4,074)	(6,105)
Parts and supplies	(2,090)	(1,053)	(1,747)
Other current assets	89	451	5,700
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(1,493)	5,304	3,090
Provisions	(1,863)	725	(1,968)
	(20,083)	(7,567)	3,575
Cash flows from operating activities	92,132	108,135	102,268
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(67,027)	(41,855)	(26,234)
Purchases of property, plant and equipment	(85,312)	(49,972)	(34,301)
Proceeds from disposals of property, plant and equipment	880	70	1,355
Purchase of intangible assets	(1,914)	(88)	(174)
Other investing activities	458	(4)	124
Cash flows from investing activities	(152,915)	(91,849)	(59,230)
FINANCING ACTIVITIES
Proceeds from borrowings	257,021	180,604	191,279
Repayment of borrowings	(162,107)	(155,630)	(160,473)
Interest paid	(7,360)	(4,739)	(3,740)
Proceeds from exercise of stock options	1,362	1,452	1,559
Repurchases of common shares	(7,451)	(1,697)	(30,018)
Dividends paid	(33,199)	(31,365)	(29,695)
Other financing activities	(529)	(160)	(150)
Cash flows from financing activities	47,737	(11,535)	(31,238)
Net (decrease) increase in cash	(13,046)	4,751	11,800
Effect of foreign exchange differences on cash	1,183	(1,410)	(2,527)
Cash, beginning of year	20,956	17,615	8,342
Cash, end of year	9,093	20,956	17,615
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash	9,093	20,956
Trade receivables	106,634	90,122
Inventories (Note 7)	128,233	103,470
Parts and supplies	18,571	16,368
Other current assets (Note 8)	16,188	11,321
	278,719	242,237
Property, plant and equipment (Note 9)	313,520	233,478
Goodwill (Note 16)	41,690	30,841
Intangible assets (Note 11)	47,318	34,050
Deferred tax assets (Note 5)	27,627	36,611
Other assets (Note 10)	6,998	3,380
Total assets	715,872	580,597

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	104,812	98,016
Share-based compensation liabilities, current (Note 15)	10,265	2,200
Call option redemption liability (Note 21)	12,725	—
Provisions, current (Note 14)	657	3,851
Borrowings, current (Note 13)	14,979	7,604
	143,438	111,671
Borrowings, non-current (Note 13)	264,484	172,221
Pension, post-retirement and other long-term employee benefits (Note 17)	29,298	30,832
Share-based compensation liabilities, non-current (Note 15)	4,984	296
Non-controlling interest put options (Note 21)	—	10,020
Deferred tax liabilities (Note 5)	13,769	9,332
Provisions, non-current (Note 14)	3,221	2,040
Other liabilities	1,956	1,242
	461,150	337,654
EQUITY
Capital stock (Note 15)	350,759	351,203
Contributed surplus (Note 15)	17,530	29,585
Deficit	(106,687)	(124,605)
Accumulated other comprehensive loss	(13,469)	(19,647)
Total equity attributable to Company shareholders	248,133	236,536
Non-controlling interests	6,589	6,407
Total equity	254,722	242,943
Total liabilities and equity	715,872	580,597

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2017
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. The Parent Company owns 18 subsidiaries. With the exception of two recently-acquired Indian companies, the subsidiaries are, directly or indirectly, 100% owned by the Parent Company.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2017 and 2016, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2017. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 7, 2018.
Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.
Principles of Consolidation
The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity. Net income attributable to non-controlling interests in subsidiaries is presented separately in the consolidated statement of earnings.
Powerband and Capstone have a fiscal year end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for Powerband and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.
All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s subsidiaries as of December 31, 2017 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Better Packages, Inc.	Manufacturing	United States	100%
BP Acquisition Corporation	Holding	United States	100%
Cantech Industries, Inc.	Manufacturing	United States	100%
Capstone Polyweave Private Limited (d/b/a Capstone)	Manufacturing	India	98.4%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%
IPG Mauritius Ltd	Holding	Mauritius	100%
Powerband Industries Private Limited (d/b/a Powerband)	Manufacturing	India	74%
Spuntech Fabrics Inc.	Holding	Canada	100%

Business Acquisitions
The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Refer to Note 16 for more information regarding business acquisitions.
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar, Indian rupee and Euro.
Transactions and balances
Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) (“OCI”) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies
Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity.
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.
Foreign exchange gains or losses recognized in earnings are presented in finance costs - other expense (income), net.
Segment Reporting
The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker assesses the Company’s performance as a single operating segment.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 12 for more information regarding impairment testing.

Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
Net realizable value of inventories and parts and supplies
Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made. Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience, practices and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 for more information regarding provisions.

Share-based payments
The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and stock appreciation right (“SAR”) awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for performance share unit ("PSU") awards is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.
Refer to Note 15 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 16 for more information regarding business acquisitions.
Financial Instruments
Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through earnings) are added or deducted from the fair value of the financial assets and financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through earnings are recognized immediately in earnings. In subsequent periods, the measurement of financial instruments depends on their classification.
The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Financial assets measured at amortized cost	Cash
Trade receivables
Supplier rebates and other receivables (1)
Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Borrowings (3)
Call option redemption liability
Financial liabilities measured at fair value through earnings	Non-controlling interest put options
Derivative instruments in designated hedge accounting relationships	Interest rate swap agreements

(1)	Included in other current assets in the consolidated balance sheets

(2)	Excluding employee benefits

(3)	Excluding finance lease liabilities

Financial assets
Financial assets are classified and measured at amortized cost, less any impairment, if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.
All financial assets are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
Objective evidence that a financial asset or a group of financial assets is impaired could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments;

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.
Evidence of impairment of trade receivables and other receivables is considered at both specific asset and collective levels taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.
In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.
Financial liabilities
Financial liabilities are measured at amortized cost using the effective interest method except for financial liabilities at fair value through earnings. All interest related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Non-controlling interest put options that are associated with the acquisition of Powerband are measured at fair value through earnings. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. The related call option redemption liability is measured at amortized cost.
Refer to Note 21 for more information regarding the fair value measurement and classification of put options relating to the Powerband non-controlling interest.
Derivative instruments and hedging
The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment. All derivative financial instruments used for hedge accounting are recognized initially at fair value and reported subsequently at fair value in the consolidated balance sheets. To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in other comprehensive income and are included within the reserve for cash flow hedge in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings.
When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI are reclassified to earnings.

The Company has entered into interest rate swap agreements designated as cash flow hedges. Refer to Note 21 for more information regarding interest rate swap agreements.
Revenue Recognition
Revenues are generated from the sale of goods.
Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed, and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.
Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.
Share-Based Compensation Expense
Stock Options
Stock option expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.
Stock Appreciation Rights
The SARs expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

Performance Share Units

On February 17, 2017, the Board of Directors approved an amendment to the PSU plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The fair value of the PSUs is based on the Monte Carlo valuation model at each reporting period end date multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.

Prior to the amendment, PSUs were to be settled in common shares of the Company. The expense was based on the grant date fair value of the awards expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures were estimated at the time of the grant and included in the measurement of the expense and are subsequently adjusted to reflect actual events.

Deferred Share Units

On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit ("DSU") plan to provide for only cash settlement of DSUs. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs received as a result of a grant are expensed immediately. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.

Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
Refer to Note 15 for more information regarding share-based payments.
Earnings Per Share
As discussed above in Share-Based Compensation Expense, the DSU and PSU plans were amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSU and DSUs were to be settled in common shares of the Company.
The impact on the calculation of earnings per share is as follows:
Prior to February 17, 2017
Basic earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.
Diluted earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the NCIB and DSUs outstanding and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.
Dilutive potential outstanding stock options included the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
DSUs were not considered contingently issuable shares since the shares were issuable solely after the passage of time. As such, DSUs were treated as outstanding and included in the calculation of weighted average basic common shares.
PSUs were considered contingently issuable shares since the shares were issuable only after certain service and market-based performance conditions were satisfied. PSUs were treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions were satisfied at the end of the vesting period. PSUs were treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions had been satisfied as of the reporting period end date.
Subsequent to February 17, 2017
Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB.
Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options.
Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
See Note 6 for more information regarding earnings per share.
Inventories and Parts and Supplies
Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labor and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.
Parts and supplies are valued at the lower of cost which is equivalent to its purchase price, or net realizable value based on replacement cost.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date and adjusted if necessary.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.
Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.
Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.
Intangible Assets and Goodwill
The Company has a trademark and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademark and trade names represent the value of brand names acquired in business acquisitions which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Intangible assets with indefinite useful lives that are acquired separately, and goodwill are carried at cost less accumulated impairment losses.
When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. For capitalized internally developed software, directly attributable costs include employee costs incurred on solution development and implementation along with an appropriate portion of borrowing costs.
Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	5 to 12
Patents and trademarks being amortized	5
Non-compete agreements	3 to 10

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment
The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark and trade names with indefinite useful lives, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units pro rata based on the carrying amount of each asset in the unit or group of units.
With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.
A provision is recorded in connection with the estimated future costs to restore leased property to their original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (buildings), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.
A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future cash flows. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.
A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis, if the effects of discounting are material.
Pension, Post-Retirement and Other Long-term Employee Benefits
The Company has defined contribution plans, defined benefit pension plans, other post-retirement benefit plans, and other long-term employee benefit plans for certain of its employees in Canada and the US.
A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.
A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are material. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.
For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.
An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.
Leases
Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.
Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Income Taxes
Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in equity. When it relates to the latter items, the income tax is recognized in OCI or directly in equity, respectively.
Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.
Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized, or the deferred tax liability is settled.
The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.
Equity
Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised less common shares repurchased equal to the carrying value.
Contributed surplus includes amounts related to equity-settled share-based compensation until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested.
Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account.
Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings.
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 21).

Non-controlling Interests
Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital, as well as changes in foreign currency exchange rates where applicable. Effects of transactions with the non-controlling interests are recorded in equity if there is no change in control. The Company attributes total comprehensive income or loss of subsidiaries between the shareholders of the Parent Company and the non-controlling interests based on their respective ownership interests.
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. See Note 15 for additional information on share repurchases.
Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

New Standards adopted as of January 1, 2017

Disclosure initiative - amendments to International Accounting Standards ("IAS") 7 - Statements of Cash Flows, requires the Company to provide disclosures about the changes in liabilities from financing activities effective January 1, 2017. The Company categorizes those changes into changes arising from cash flows and non-cash changes with further sub-categories as required by IAS 7. See Note 13 for additional information regarding changes in liabilities from financing activities.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of these financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company’s consolidated financial statements. Management has chosen the modified retrospective method of adoption, and as a result the 2016 and 2017 comparative periods will not be restated to conform to the new IFRS 15 requirements. Going forward, no significant impact is expected on the statement of consolidated earnings or consolidated balance sheets.

The Company adopted IFRS 9 (2013)- Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company's consolidated financial statements. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. The impact on the consolidated financial statements for 2016 and 2017 is insignificant, and management does not expect to restate those results upon adoption of IFRS 9 (2014) on January 1, 2018.

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the consolidated financial statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	170,657	161,661	149,472
Termination benefits (Note 14)	204	1,733	987
Share-based-based compensation expense (Note 15)	3,291	8,201	3,249
Pension, post-retirement and other long-term employee benefit plans (Note 17):
Defined benefit plans	2,811	3,002	2,750
Defined contributions plans	4,699	4,631	4,016
	181,662	179,228	160,474
Finance costs - Interest
Interest on borrowings	7,973	4,770	3,737
Amortization of debt issue costs on borrowings	651	445	473
Interest capitalized to property, plant and equipment	(1,378)	(817)	(657)
	7,246	4,398	3,553
Finance costs - Other expense (income), net
Foreign exchange gain	(2,663)	(518)	(1,287)
Other costs, net	(735)	1,123	894
	(3,398)	605	(393)
Additional information
Depreciation of property, plant and equipment (Note 9)	32,409	29,402	29,857
Amortization of intangible assets (Note 11)	3,729	1,890	1,023
Impairment (reversal of impairment) of assets (Note 12)	1,433	7,062	(380)

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2017 under the caption manufacturing facility closures, restructuring and other related charges:

	2017	2016	2015
	$	$	$
Impairment of property, plant and equipment	289	3,018	987
Impairment of intangibles	—	379	—
Equipment relocation	147	711	190
Revaluation and impairment of inventories	163	1,420	3,724
Termination benefits and other labor related costs	2	1,765	1,382
Restoration and idle facility costs	308	3,787	1,683
Insurance proceeds	—	(9,793)	(5,000)
Professional fees	87	942	273
Other costs	363	179	427
	1,359	2,408	3,666

Charges incurred during the year ended December 31, 2017 were primarily related to small scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood (defined below) stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility.
On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Charges incurred during the years ended December 31, 2016 and 2015 totalled $4.9 million and $6.5 million, respectively, before insurance recoveries and were primarily related to asset impairments resulting from real and personal property damage as well as site clean-up and idle facility costs. On October 19, 2016, the Company and its insurers reached a settlement for the related property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges (presented in the table above under insurance proceeds) in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million was included in accounts payable and accrued liabilities in the consolidated balance sheet as of December 31, 2016 and was recognized as a benefit to gross profit in the first quarter of 2017.
As of part of its plan to realize operational synergies from the RJM Manufacturing LLC (d/b/a "TaraTape") acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016 (“TaraTape Closure”). Charges incurred as a result of the TaraTape Closure totaled $6.0 million during the year ended December 31, 2016 and were primarily related to asset impairments, termination benefits, and facility lease obligations including restoration.

Charges incurred with respect to other restructuring initiatives during the years ended December 31, 2016 and 2015 totaled $1.3 million and $2.1 million, respectively, and were primarily related to termination benefits and equipment relocation.

As of December 31, 2017, restructuring provisions of $2.6 million are included in provisions ($3.7 million in 2016) and $0.2 million in accounts payable and accrued liabilities ($0.5 million in 2016). See Note 14 for more information on provisions.

5 - INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted into law in the US. The TCJA significantly changes the previously existing US tax laws and includes numerous provisions that have had an immediate effect on the Company’s business, and will affect certain aspects of the Company's business going forward. These changes include, but are not limited to, a reduction in the statutory corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. The

Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	%	%	%
Combined Canadian federal and provincial income tax rate	28.8	29.5	29.5
Foreign earnings/losses taxed at higher income tax rates	6.8	6.6	5.8
Foreign earnings/losses taxed at lower income tax rates	(0.6)	(0.7)	(1)
Impact of TCJA enactment	(12.4)	—	—
Change in statutory rates	1.2	0.4	(1.6)
Prior period adjustments	—	—	(3.1)
Nondeductible expenses	0.4	0.7	0.7
Impact of other differences	(3.5)	(2.7)	(1.1)
Nontaxable dividend	(6.6)	(6.9)	(7.6)
Change in derecognition of deferred tax assets	2.8	0.8	(5.4)
Effective income tax rate	16.9	27.7	16.2

The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Current income tax expense	6,635	8,757	8,185
Deferred tax expense (benefit)
TCJA reduction in US corporate statutory rate	(10,122)	—	—
Derecognition (recognition) of US deferred tax assets	885	175	(113)
US temporary differences	15,668	10,818	7,794
Derecognition (recognition) of Canadian deferred tax assets	412	330	(3,847)
Canadian temporary differences	1,202	(352)	(1,095)
Temporary differences in other jurisdictions	(1,631)	(159)	59
Total deferred income tax expense	6,414	10,812	2,798
Total tax expense for the year	13,049	19,569	10,983

The amount of income taxes relating to components of other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2017 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2017
Deferred tax expense on remeasurement of defined benefit liability	302	(213)	89
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,358	(750)	1,608
	2,660	(963)	1,697

Deferred tax expense due to TCJA reduction in US statutory rate			(598)

For the year ended December 31, 2016
Deferred tax expense on remeasurement of defined benefit liability	267	(66)	201
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	219	(83)	136
	486	(149)	337
For the year ended December 31, 2015
Deferred tax expense on remeasurement of defined benefit liability	2,550	(964)	1,586
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(438)	166	(272)
	2,112	(798)	1,314
The amount of recognized deferred tax assets and liabilities is outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2017
Tax credits, losses, carryforwards and other tax deductions	11,387	—	11,387
Property, plant and equipment	15,661	(28,208)	(12,547)
Pension and other post-retirement benefits	7,175	—	7,175
Share-based payments	4,532	—	4,532
Accounts payable and accrued liabilities	3,894	—	3,894
Goodwill and other intangibles	7,950	(9,692)	(1,742)
Trade and other receivables	344	—	344
Inventories	1,939	—	1,939
Other	466	(1,590)	(1,124)
Deferred tax assets and liabilities	53,348	(39,490)	13,858

Presented in the consolidated balance sheets as:

December 31, 2017
$
Deferred tax assets	27,627
Deferred tax liabilities	(13,769)
13,858

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2016
Tax credits, losses, carryforwards and other tax deductions	15,689	—	15,689
Property, plant and equipment	18,125	(30,078)	(11,953)
Pension and other post-retirement benefits	11,467	—	11,467
Share-based payments	8,749	—	8,749
Accounts payable and accrued liabilities	6,893	—	6,893
Goodwill and other intangibles	3,658	(9,885)	(6,227)
Trade and other receivables	353	—	353
Inventories	2,871	—	2,871
Other	539	(1,102)	(563)
Deferred tax assets and liabilities	68,344	(41,065)	27,279
Presented in the consolidated balance sheets as:

December 31, 2016
$
Deferred tax assets	36,611
Deferred tax liabilities	(9,332)
27,279
Nature of evidence supporting recognition of deferred tax assets
In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.
As of December 31, 2017, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it is appropriate to derecognize the Entity's $0.4 million of remaining deferred tax assets as of December 31, 2017. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.
As of December 31, 2016, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized. Accordingly, the Company continued to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the Entity, management determined it appropriate to maintain the same position for the year ended December 31, 2016 as taken for the year ended December 31, 2015 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2016. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2016:

	Balance January 1, 2016	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2016
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	20,319	(4,630)	—	—	—	15,689
Property, plant and equipment	16,801	1,324	—	—	—	18,125
Pension and other post-retirement benefits	10,838	707	—	(78)	—	11,467
Share-based payments	6,409	731	1,609	—	—	8,749
Accounts payable and accrued liabilities	4,453	2,420	—	—	20	6,893
Goodwill and other intangibles	3,464	194	—	—	—	3,658
Trade and other receivables	1,698	(1,345)	—	—	—	353
Inventories	1,682	1,189	—	—	—	2,871
Other	583	39	—	(83)	—	539
	66,247	629	1,609	(161)	20	68,344
Deferred tax liabilities
Property, plant and equipment	(17,851)	(10,791)	—	—	(1,436)	(30,078)
Other	(970)	(132)	—	—	—	(1,102)
Goodwill and other intangibles	(2,118)	551	—	—	(8,318)	(9,885)
	(20,939)	(10,372)	—	—	(9,754)	(41,065)
Deferred tax assets and liabilities	45,308	(9,743)	1,609	(161)	(9,734)	27,279
Impact due to foreign exchange rates		(1,069)	—	12
Total recognized		(10,812)	1,609	(149)

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2017:

	Balance January 1, 2017	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Recognized in deficit	Business acquisitions	Balance reclassified from accrued liabilities	Balance December 31, 2017
	$	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	15,689	(4,302)	—	—	—	—	—	11,387
Property, plant and equipment	18,125	(2,464)	—	—	—	—	—	15,661
Pension and other post-retirement benefits	11,467	(3,418)	—	(874)	—	—	—	7,175
Share-based payments	8,749	(1,309)	(3,732)	—	824	—	—	4,532
Accounts payable and accrued liabilities	6,893	(3,081)	—	—	—	82	—	3,894
Goodwill and other intangibles	3,658	4,292	—	—	—	—	—	7,950
Trade and other receivables	353	(64)	—	—	—	55	—	344
Inventories	2,871	(953)	—	—	—	21	—	1,939
Other	539	231	—	(304)	—	—	—	466
	68,344	(11,068)	(3,732)	(1,178)	824	158	—	53,348
Deferred tax liabilities
Property, plant and equipment	(30,078)	5,050	—	—	—	(2,405)	(775)	(28,208)
Other	(1,102)	(161)	—	(327)	—	—	—	(1,590)
Goodwill and other intangibles	(9,885)	889	—	—	—	(696)	—	(9,692)
	(41,065)	5,778	—	(327)	—	(3,101)	(775)	(39,490)
Deferred tax assets and liabilities	27,279	(5,290)	(3,732)	(1,505)	824	(2,943)	(775)	13,858
Impact due to foreign exchange rates		(1,124)	—	(56)	—
Total recognized		(6,414)	(3,732)	(1,561)	824
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2017	December 31, 2016
	$	$
Tax losses, carryforwards and other tax deductions	25,004	22,015
Share-based payments	2,972	—
	27,976	22,015

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2017	2016
	$	$
2018	676	633
2019	1,271	1,191
2020	561	526
2021	212	199
2022	483	453
2023	239	224
2024	225	211
2025	381	357
2026	292	273
2027	266	249
2028	309	290
2029	247	231
2030	224	210
2031	328	308
2032	197	185
2033	242	226
2034	214	200
2035	569	533
2036	373	257
2037	207	—
Total tax credits derecognized	7,516	6,756
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2017:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2029	947	946
2030	2,586	2,586
2031	1,630	1,630
2037	1,213	1,213
	6,376	6,375
In addition, the Company has (i) state losses of $87.9 million (with expiration dates ranging from 2018 to 2030) for which a tax benefit of $2.9 million has been recognized; (ii) state losses of $86.1 million (with expiration dates ranging from 2018 to 2028) for which a tax benefit of $3.6 million has not been recognized; (iii) US state credits of $0.2 million for which no tax benefit has been recognized; and (iv) $16.1 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
Basic	59,072,119	58,727,751	59,690,968
Effect of stock options	371,933	473,446	808,928
Effect of PSUs	143,717	1,168,030	610,737
Diluted	59,587,769	60,369,227	61,110,633

There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the years ended December 31, 2017, 2016 and 2015.

The effect of PSUs included in the calculation of weighted average diluted shares outstanding includes the following for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
PSUs which met the performance criteria	885,879	892,077	498,040

The PSU plan was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company. Refer to Note 2 for a discussion of the impact on the calculation of earnings per share prior to February 17, 2017 and subsequent to February 17, 2017.
7 - INVENTORIES
Inventory is composed of the following for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Raw materials	36,396	28,099
Work in process	20,207	18,635
Finished goods	71,630	56,736
	128,233	103,470
The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2017 as follows:

	2017	2016	2015
	$	$	$
Recorded in manufacturing facility closures, restructuring and other related charges	163	1,420	3,724
Recorded in cost of sales	801	2,019	750
	964	3,439	4,474
There were reversals of impairments of inventories to net realizable value in the Company’s consolidated earnings totalling $0.2 million during the year ended December 31, 2017 (nil during the years ended December 31, 2016 and 2015). Refer to Note 12 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2017 is as follows:

	2017	2016	2015
	$	$	$
The amount of inventories recognized in earnings as an expense during the period	642,586	575,473	569,374

8 - OTHER CURRENT ASSETS
Other current assets are comprised of the following for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Income taxes receivable and prepaid	4,279	2,647
Sales and other taxes receivable and credits	2,717	1,257
Prepaid expenses	6,697	5,260
Supplier rebates receivable	1,858	1,908
Other	637	249
	16,188	11,321

9 - PROPERTY, PLANT AND EQUIPMENT
The following table outlines the changes to property, plant and equipment during the year ended December 31, 2016:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Additions – separately acquired	—	—	—	—	—	58,679	58,679
Additions through business acquisitions	2,583	1,908	5,083	21	46	9	9,650
Assets placed into service	250	6,570	47,603	815	122	(55,360)	—
Disposals	—	(534)	(20,124)	(23,439)	(352)	—	(44,449)
Foreign exchange and other	(66)	225	1,608	219	—	(75)	1,911
Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Accumulated depreciation and impairments
Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619
Depreciation	—	4,209	22,802	2,235	156	—	29,402
Impairments	—	—	4,024	133	32	86	4,275
Impairment reversals	—	—	(1,031)	—	—	—	(1,031)
Disposals	—	(529)	(19,927)	(23,408)	(345)	—	(44,209)
Foreign exchange and other	—	246	1,504	215	(4)	—	1,961
Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017
Net carrying amount as of December 31, 2016	5,521	31,873	145,393	6,183	601	43,907	233,478

 The following table outlines the changes to property, plant and equipment during the year ended December 31, 2017:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Additions – separately acquired	—	—	—	—	—	82,510	82,510
Additions through business acquisitions	1,268	6,617	17,427	407	55	1,501	27,275
Assets placed into service	4,638	25,353	59,125	1,415	236	(90,767)	—
Disposals	(229)	(116)	(15,260)	(1,139)	(140)		(16,884)
Foreign exchange and other	303	2,274	8,791	176	87	598	12,229
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Accumulated depreciation and impairments
Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017
Depreciation	—	4,341	25,717	2,172	179	—	32,409
Impairments	—	—	208	—	2	274	484
Impairment reversals	—	—	(3)	—	—	—	(3)
Disposals	—	(82)	(14,501)	(1,138)	(13)	—	(15,734)
Foreign exchange and other	—	963	6,823	158	74	(86)	7,932
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Net carrying amount as of December 31, 2017	11,501	60,779	197,232	5,850	597	37,561	313,520
Capital expenditures incurred in the year ended December 31, 2017 were primarily to support the construction of the Midland, North Carolina manufacturing facility, the construction of the greenfield manufacturing facilities related to Capstone and Powerband, the capacity expansion of stretch film production at the Danville, Virginia manufacturing facility and other growth initiatives and maintenance needs. As of December 31, 2017, the Company had commitments to suppliers to purchase machinery and equipment totalling $29.3 million primarily to support the construction of the greenfield manufacturing facilities related to Powerband and Capstone, shrink film capacity expansion at the Tremonton, Utah manufacturing facility, capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2016 were primarily related to the construction of the Midland, North Carolina manufacturing facility, shrink film capacity expansion at the Portugal manufacturing facility, and other growth initiatives and maintenance needs. As of December 31, 2016, the Company had commitments to suppliers to purchase machinery and equipment totalling $32.4 million primarily to support these initiatives.

During the year ended December 31, 2017, the loss on disposals amounted to $0.3 million ($0.1 million loss on disposals in 2016 and $0.8 million gain on disposals in 2015).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2017	December 31, 2016
Interest capitalized to property, plant and equipment	$1,378	$817
Weighted average capitalization rates	3.02%	2.64%

10 - OTHER ASSETS
Other assets are comprised of the following for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Corporate owned life insurance held in grantor trust	2,738	1,629
Interest rate swap agreements (1)	2,139	—
Prepaid software licensing	1,402	1,172
Cash surrender value of officers’ life insurance	375	339
Deposits	272	214
Other	72	26
	6,998	3,380

(1)	Refer to Note 21 for additional information regarding the fair value of interest rate swap agreements.

11 - INTANGIBLE ASSETS
The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Additions – separately acquired	—	—	—	—	83	—	—	83
Additions through business acquisitions	—	—	—	16,213	—	—	7,822	24,035
Net foreign exchange differences	90	36	—	(256)	—	1	(124)	(253)
Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Accumulated amortization and impairments
Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704
Amortization	29	4	6	1,189	251	120	291	1,890
Impairments	—	—	—	—	—	379	—	379
Net foreign exchange differences	88	35	—	—	—	(9)	—	114
Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087
Net carrying amount as of December 31, 2016	19	—	92	23,910	767	1,707	7,555	34,050

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Additions – separately acquired	—	—	—	—	3,108	452	—	3,560
Additions through business acquisitions	—	—	—	5,284	—	6,088	328	11,700
Net foreign exchange differences	182	70	—	1,151	—	179	496	2,078
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Accumulated amortization and impairments
Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087
Amortization	20	—	7	2,504	283	(4)	919	3,729
Net foreign exchange differences	181	70	—	77		—	13	341
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Net carrying amount as of December 31, 2017	—	—	85	27,764	3,592	8,430	7,447	47,318

(1)	Includes $0.9 million of acquired software licenses during the year ended December 31, 2017 (nil during the year ended December 31, 2016).

(2)	Includes a trademark and trade names not subject to amortization totalling $8.0 million and $1.7 million as of December 31, 2017 and 2016, respectively.

12 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year; the expected costs, timeline, and future benefits expected from major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company determined there was a change in its CGU composition in 2017:

•	The tapes and films CGU remains comprised of the Company’s tape and film manufacturing locations in the United States, as well as the Powerband manufacturing site located in Daman, India.

•
As discussed in Note 16, substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries, Inc., Cantech's US subsidiary, were acquired in 2017. Management monitors the goodwill balances of Cantech combined with the tapes and film assets as it remains focused on achieving its strategic plan of developing significant synergies, and as a result of those synergies, having interdependencies of cash flows. Accordingly, the goodwill impairment test discussed below is based upon the combined cash flows and assets of the combined tapes and films and Cantech CGUs.

•	As discussed in Note 16, Capstone was formed in 2017. Capstone is part of the engineered coated products CGU as it will support and expand the Company's operations in this area.

•	The Company’s other CGU, Fibope (the Company’s operating site in Portugal), was not affected by these changes.
There were no indicators of impairment for any of the CGUs previously described. Due to the significant amount of recorded goodwill and indefinite-lived intangible assets associated with the combined tapes and films and Cantech CGUs, however, the Company conducted an impairment test as discussed further below. The test resulted in no impairment being recognized as of December 31, 2017. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2017, this analysis resulted in no impairment reversals.

Impairment Testing
All of the Company’s carrying amount of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2017 relate to the combined tapes and films and Cantech CGU asset group. The Company performed the required annual impairment test for this asset group in the fourth quarter of 2017. The impairment test for the asset group was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset group are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset group to exceed its recoverable amount, in which case an impairment would otherwise be recognized.

Details of the impairment tests performed are outlined below:

Carrying amount allocated to the asset group
Goodwill	$41,690
Intangible assets with indefinite useful lives	$7,964
Results of test performed as of December 31, 2017:
Recoverable amount	$971,752
Annual revenue growth rates (1)	10.2% in 2018, 2.5% thereafter
Discount rate (2)	10.6%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	23.0%

Sensitivity analysis performed using reasonably possible changes in key assumptions above:

Revenue growth rates	6.6% in 2018, 0% thereafter
Discount rate	12.0%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of	1.0%
Income tax rate	39.0%
There was no impairment resulting from changing the individual assumptions above.
Revenue and other future assumptions used in this model were prepared in accordance with IAS 36 – Impairment of Assets and, as such, do not include the benefit from obtaining or the incremental costs to obtain growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

(1)
The annual revenue growth rate for 2018 is based on projections presented to management and the Board of Directors. This projection reflects a full year of benefit from owning Cantech, as well as the expected benefits from recently completed capital expenditure projects, such as the new Midland, North Carolina manufacturing facility. Beyond 2018, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product projections. The revenue growth rates for the period are consistent with recent history of sales volumes within the asset group, as well as the Company’s expectations for its sales to at least match gross domestic product growth.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond 2018 have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the asset group.

(4)	The income tax rate represents an estimated statutory federal and state tax rate based on enacted rates.

Impairments
Impairments (reversals of impairments) recognized during the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	338	(175)	1,420	—
Parts and supplies	—	(12)	—	—
Property, plant and equipment
Manufacturing equipment	208	(1)	4,017	(1,031)
Furniture, office equipment and other	—	—	32	—
Construction in progress	82	—	—	—
Intangibles	—	—	379	—
	628	(188)	5,848	(1,031)
Cost of sales
Inventories	801	—	2,019	—
Property, plant and equipment
Manufacturing equipment	—	(2)	7	—
Computer equipment and software	—	—	133	—
Furniture, office equipment and other	2	—	—	—
Construction in progress	192	—	86	—
	995	(2)	2,245	—
Total	1,623	(190)	8,093	(1,031)
The assets impaired during the year ended December 31, 2017 were primarily the result of provisions for slow-moving and obsolete inventory and small-scale restructuring initiatives as discussed in Note 4. The assets impaired during the year ended December 31, 2016 were substantially related to the TaraTape Closure.
As of December 31, 2017 and 2016, the net book value and recoverable amount of property, plant and equipment remaining following impairments related to the TaraTape Closure was nil and $1.2 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used in production operations which ceased December 31, 2016. The fair value of the recoverable amount of the assets at the impairment dates was determined based on the Company’s plans and intent to transfer, use or any other value that could be attributed to the assets.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

13 - BORROWINGS
Borrowings are comprised of the following for the years ended:

		December 31, 2017		December 31, 2016
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Revolving Credit Facility (a) (1)	November 2019	3.39%	254,773	2.90%	159,608
Powerband Revolving Line of Credit(b)	March 2018 and July 2018	8.75%	9,563	9.52%	862
Finance lease liabilities (c)	Various until June 2022	3.11%	8,817	3.23%	14,265
Forgivable government loan (d) (2)	January 2024	1.25%	4,660	1.25%	3,276
Term and other loans (e)	Various until December 2021	9.05%	1,650	7.44%	1,814
			279,463		179,825
Less: current borrowings			14,979		7,604
			264,484		172,221

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.4 million as of December 31, 2017 and 2016.

(2)	The forgivable government loan is shown net of imputed interest amounting to $0.3 million and $0.2 million as of December 31, 2017 and 2016, respectively.
Repayments of borrowings are due as follows:

	Finance lease liabilities	Other long-term borrowings
	$	$
2018	4,891	10,348
2019	1,047	257,116
2020	471	1,238
2021	406	1,278
2022	2,645	921
Thereafter	—	1,381
Total payments	9,460	272,282
Interest expense included in minimum lease payments	643	—
Total	8,817	272,282

(a)	Revolving Credit Facility
The Company has a five-year, $450.0 million revolving credit facility with a syndicate of financial institutions ("Revolving Credit Facility"). On June 9, 2017, the Company amended its Revolving Credit Facility to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility credit limit from an initial amount of $300.0 million to $450.0 million. In securing the amendment, the Company incurred debt issue costs amounting to $0.7 million which were capitalized and are being amortized using the straight-line method over the remaining life of the Revolving Credit Facility.
The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the London Interbank Offered Rates ("LIBOR "), or other floating rate for credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (175 basis points as of December 31, 2017 and 150 basis points as of December 31, 2016). Revolving credit loans denominated in the alternative currency of Canadian dollars bear interest primarily at the Canadian Dollar Offer Rate ("CDOR") plus the applicable margin mentioned above and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a floating rate contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on floating rate loans are due and payable on the last day of each interest period. If such interest period extends over one month, interest is due at the end of each one month-interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150.0 million, which enables the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.
As of December 31, 2017, the Revolving Credit Facility’s outstanding balance amounted to $272.5 million, which consisted of $256.2 million of borrowed funds ($254.8 million, net of $1.4 million in unamortized debt issue costs) and $16.3 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2017 amounted to $177.5 million.
The Revolving Credit Facility is secured by a first priority lien on substantially all personal property of the Company and all current and future material subsidiaries. The lenders have a right to the collateral only in the event of default as defined in the credit agreement and related agreements under the Revolving Credit Facility.
As of December 31, 2017, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million (this was increased from $50.0 million under the January 2017 amendment to the Revolving Credit Facility) and any amounts not expended in the current year may not be carried over to the following year. Prior to the January 2017 amendment, any portion of the allowable $50.0 million related to capital expenditures which was not expended in the current year could be carried over for expenditure in the following year but not carried over to any subsequent year thereafter. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 2.16, 8.77 and $85.3 million, respectively, as of December 31, 2017. A default under the Revolving Credit Facility is deemed a default under the equipment finance agreement referred to below.

(b)	Powerband Revolving Line of Credit
In September 2016, the Company acquired 74% of the issued and outstanding shares in Powerband (refer to Note 16 for more information regarding the acquisition). The partially owned subsidiary maintains a revolving line of credit ("Powerband Revolving Line of Credit") which had an outstanding balance of $9.6 million (INR 610.6 million) as of December 31, 2017.
The Powerband Revolving Line of Credit consists of a cash flow loan that matures in July 2018 and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium of 0.60%. As of December 31, 2017, $1.4 million (INR 85.4 million) had been utilized resulting in loan availability of $0.4 million (INR 28.3 million).
In 2017, the Powerband Revolving Line of Credit was amended to add an incremental overdraft facility totalling $14.5 million (INR 925.7 million). The incremental portion of the Powerband Revolving Line of Credit matures in March 2018 and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium of 0.60%. The incremental facility is secured by a standby letter of credit under the Company's Revolving Credit Facility. As of December 31, 2017, the incremental facility had a total drawn amount of $8.2 million (INR 525.2 million) resulting in loan availability of $6.3 million (INR 400.5 million).

(c)	Finance lease liabilities
The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, manufacturing equipment and office equipment, payable in monthly installments ranging from $127 to $263,450, including interest, for both 2017 and 2016. In addition, a $2.5 million lump sum payment is due in June 2022 under one of the lease liabilities. The finance lease liabilities are secured by the assets under lease with the following carrying amounts included in property, plant and equipment for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Buildings	1,978	2,429
Manufacturing equipment (1)	19,304	20,995
	21,282	23,424

(1)
The finance lease liabilities related to manufacturing equipment include a secured debt equipment finance agreement for qualifying US capital expenditures during the period of May 2012 through March 31, 2014 totalling $25.7 million, payable in monthly installments ranging from $39,329 to $263,450, including interest, over the applicable terms. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The finance lease agreements are secured by the equipment with a net book value of $18.9 million as of December 31, 2017 ($20.6 million as of 2016).

(d)	Forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of $5.0 million (€4.1 million) as of December 31, 2017 and $3.3 million (€3.1 million) as of December 31, 2016. The difference between the gross proceeds and the fair value of the loan, which totalled $4.7 million (€3.8 million) as of December 31, 2017, is the benefit derived from the interest-free loan and is recognized as deferred income in the Company's consolidated balance sheet in the caption other liabilities in the amount of $0.3 million and $0.2 million as of December 31, 2017 and 2016, respectively. When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loan so that at the end of the loan period the amount to be reimbursed will equal the nominal amount. Interest expense of less than $0.1 million was recognized on this loan during the years ended December 31, 2017 and 2016.
(e)    Term and other loans
In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for up to $9.4 million (€7.8 million) for the purpose of financing a capital expansion project. As of December 31, 2017, no amounts were outstanding under the short-term credit line. As of December 31, 2016, $0.4 million (€0.4 million) was outstanding. The credit line bears interest at the rate of the six-month Euro Interbank Offered Rate ("EURIBOR") plus a premium (125 basis points as of December 31, 2017 and 2016). The effective interest rate was 1.25% as of December 31, 2017 and 2016. The short-term credit line matures in October 2018 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan had a period for capital use until October 2017 and matures in April 2022, with interest billed in arrears and due bi-annually beginning in April 2018. As of December 31, 2017, the long-term loan has been fully repaid. The long-term loan totalled $0.3 million (€0.3 million) on December 31, 2016. The debt agreements are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.
One of the Company's partially owned subsidiaries maintains a term loan which is repayable in 61 monthly installments and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium of 0.90%. The loan totalled $1.2 million (INR 79.3 million) and $0.9 million (INR 62.0 million) as of December 31, 2017 and 2016, respectively. The loan matures in December 2021.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2016	163,648	1,912	14,265	179,825
Cash flows:
Proceeds	225,498	31,523	—	257,021
Repayments	(132,273)	(24,112)	(5,722)	(162,107)
Debt issuance costs	(683)			(683)
Non-cash:
Additions – separately acquired	—	—	276	276
Additions through business acquisitions	—	559	—	559
Amortization of debt issuance costs	651	—	—	651
Foreign exchange and other	3,675	248	(2)	3,921
Reclassification	(216)	216	—	—
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
14 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current provisions consist of environmental and restoration obligations, litigation and termination benefits and other provisions.
The reconciliation of the Company’s provisions is as follows:

	Litigation	Environmental	Restoration	Termination benefits and other	Total
	$	$	$	$	$
Balance, December 31, 2015	180	2,506	1,872	593	5,151
Additional provisions	1,903	—	50	1,789	3,742
Amounts used	(1,940)	—	(47)	(1,002)	(2,989)
Amounts reversed	—	—	(28)	—	(28)
Net foreign exchange differences	—	—	12	3	15
Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

Amount presented as current	143	1,473	942	1,293	3,851
Amount presented as non-current	—	1,033	917	90	2,040
Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

Additional provisions	—	199	5	516	720
Amounts used	(104)	(417)	(505)	(1,200)	(2,226)
Amounts reversed	—	—	(387)	(152)	(539)
Net foreign exchange differences	—	—	25	7	32
Balance, December 31, 2017	39	2,288	997	554	3,878

Amount presented as current	39	106	55	457	657
Amount presented as non-current	—	2,182	942	97	3,221
Balance, December 31, 2017	39	2,288	997	554	3,878
The environmental provision pertains primarily to the South Carolina Project.

The restoration provision pertains to leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.
Restoration obligations and termination benefits settled during the year ended December 31, 2017 were primarily related to the TaraTape Closure and other small restructuring initiatives. See Note 4 for more information.
On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million for full and complete settlement of all matters between the parties with respect to the litigation.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2017.

As of December 31, 2017, and 2016, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

15 -CAPITAL STOCK
Authorized
The Company is authorized to issue an unlimited number of common shares without par value.
Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.
Common Shares
The Company’s common shares outstanding as of December 31, 2017 and 2016, were 58,799,910 and 59,060,335, respectively.

Dividends
Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2017:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7,303
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7,154
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7,706
November 11, 2015	December 31, 2015	$0.13	December 15, 2015	58,667,535	$7,532
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8,047
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8,368

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases
On July 17, 2017, the Company renewed the NCIB under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018. As of December 31, 2017, and March 7, 2018, 3,512,700 shares remained available for repurchase under the NCIB.

The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 13, 2017 and July 9, 2016, respectively.
Information regarding share repurchases is presented in the table below as of:

	December 31, 2017	December 31, 2016
Common shares repurchased	487,300	147,200
Average price per common share including commissions	CDN$ 18.88	CDN$ 15.77
Carrying value of the common shares repurchased	$2,898	$862
Share repurchase premium (1)	$4,553	$835
Total purchase price including commissions	$7,451	$1,697

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options
Stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees under the Company's Executive Stock Option Plan. The total number of common shares reserved for issuance under this plan is equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives will vest and may be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, with another 25% vesting and exercisable on each of the first three anniversaries of the date of grant.

All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2017:

	2017		2016		2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	11.38	1,061,250	8.78	1,617,500	7.01	2,360,000
Granted	—	—	—	—	—	—
Exercised	8.00	(226,875)	3.56	(540,000)	2.79	(712,500)
Forfeited	—	—	12.35	(16,250)	12.30	(30,000)
Balance, end of year	12.29	834,375	11.38	1,061,250	8.78	1,617,500
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2017:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
December 31, 2017
$12.04 to $12.14	453,750	2.92	12.05	443,125	12.05
$12.55 to $14.34	380,625	3.88	12.58	278,125	12.60
	834,375	3.36	12.29	721,250	12.26

December 31, 2016
$1.55 to $1.80	90,000	0.47	1.73	90,000	1.73
$12.04 to $14.34	971,250	4.53	12.27	602,500	12.20
	1,061,250	4.18	11.38	692,500	10.84

December 31, 2015
$1.55 to $2.19	536,250	4.00	1.65	536,250	1.65
$12.04 to $14.34	1,081,250	5.35	12.31	414,375	12.25
	1,617,500	4.90	8.78	950,625	6.27

Performance Share Units

Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of a PSU plan is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. A PSU is a right that has a value equal to the VWAP of the Company's common shares, as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms. The final number of PSUs that vest will range from 0% to 150% of the initial number awarded based on the Company's total shareholder return ("TSR") over the three years compared to a specified peer group of companies. Dividend equivalents on PSU grants are paid in cash at the end of the vesting period. The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability.

The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
PSUs granted	358,386	422,733	363,600
Weighted average fair value per PSU granted	$16.15	$13.85	$13.64
PSUs forfeited/cancelled	7,952	28,696	18,060
PSUs added by performance factor (1)	69,600	—	—
PSUs settled	208,800	—	—
Weighted average fair value per PSU settled	$18.49	—	—
Cash payment on settlement	$4,174	—	—

(1)
On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014, which had been earned and vested. The number of PSUs earned was 150% of the grant amount based on the TSR ranking versus a specified peer group of companies as of June 11, 2017.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
Expected life	3 years	3 years	3 years
Expected volatility (1)	34%	36%	35%
Risk-free interest rate	1.57%	1.09%	1.07%
Performance period starting price (2)	CDN$ 22.26	CDN$ 18.89	CDN$ 17.86
Stock price as of estimation date	CDN$ 21.94	CDN$ 18.90	CDN$ 17.53
Expected dividends (3)	CDN$ 0.00	CDN$ 0.00	CDN$ 0.00

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant dates.

(3)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

The following table summarizes information about PSUs outstanding as of:

	December 31, 2017	December 31, 2016
PSUs outstanding	1,103,311	892,077
Weighted average fair value per PSU outstanding	$14.14	$13.41

Based on the Company’s TSR ranking as of December 31, 2017, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2017, would be as follows:

Grant Date	Performance
March 13, 2015	100%
May 14, 2015	100%
May 20, 2015	100%
March 21, 2016	100%
December 20, 2016	—%
March 20, 2017	—%

Deferred Share Unit Plan

DSUs are granted to non-executive directors as a result of a grant and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors. The purpose of the DSU plan is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the VWAP of the Company's common shares as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms.

The following table summarizes information about DSUs for the three-year period ended December 31, 2017:

	2017	2016	2015
DSUs granted	48,179	52,665	46,142
Weighted average fair value per DSU granted	$17.79	$16.76	$15.09

Shares issued upon DSU settlement:
DSUs settled	—	—	16,460
Less: shares withheld for required minimum tax withholding	—	—	(10,063)
Shares issued	—	—	6,397

The following table summarizes information about DSUs outstanding as of:

	December 31, 2017	December 31, 2016
DSUs outstanding	167,427	119,248
Weighted average fair value per DSU outstanding	$16.91	$15.04

Stock Appreciation Rights

SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs can be settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. The base price for all SARs issued and outstanding for all periods presented is CDN$7.56. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

The following table summarizes information regarding SARs activity for three-year period ended December 31, 2017:

	2017	2016	2015
SARs exercised	13,250	422,202	52,500
Cash payments on exercise, including awards exercised but not yet paid	$155	$4,017	$462
SARs forfeited	—	—	10,000
The following table summarizes information regarding SARs outstanding as of:

	December 31, 2017	December 31, 2016
SARs outstanding	147,500	160,750
Weighted average fair value per SARs outstanding	$10.85	$12.37
Aggregate intrinsic value of outstanding vested awards	$1,634	$2,110

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities

The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense ("SG&A") for three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Stock options	167	427	931
PSUs	2,903	4,369	1,858
DSUs	512	884	676
SARs	(291)	2,521	(216)
	3,291	8,201	3,249
The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2017	December 31, 2016
Share-based compensation liabilities, current	$	$
PSUs(1)	5,709	211
DSUs(2)	2,956	—
SARs	1,600	1,989
	10,265	2,200

Share-based compensation liabilities, non-current
PSUs (1)	4,984	296
	4,984	296

(1)     Includes dividend equivalents accrued on PSUs.
(2)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.
Change in Contributed Surplus
The activity for the three-year period ended December 31, 2017 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2017	2016	2015
	$	$	$
Change in excess tax benefit on exercised share-based awards	(597)	(2,693)	(2,088)
Change in excess tax benefit on outstanding share-based awards	(3,135)	4,302	(1,502)
Share-based compensation expense credited to capital on options exercised	(495)	(595)	(746)
Share-based compensation expense
Stock options	167	427	931
DSUs	(1,935)	885	665
PSUs	(6,060)	3,961	1,763
	(7,828)	5,273	3,359
DSU settlement, net of required minimum tax withholding	—	—	(218)
Change in contributed surplus	(12,055)	6,287	(1,195)

16 - BUSINESS ACQUISITIONS AND GOODWILL

Cantech Acquisition

On July 1, 2017, the Company acquired substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The purchase price was financed with funds available under the Revolving Credit Facility. The former shareholders of Cantech have in escrow $10.5 million as of December 31, 2017, related to customary representations, warranties and covenants in the Cantech purchase agreement. The Cantech purchase agreement also contains customary indemnification provisions. As of December 31, 2017, there were no outstanding obligations or indemnifications.

The net cash consideration paid on the closing date was as follows:

July 1, 2017
$
Consideration paid in cash	71,610
Less: cash balances acquired	4,567
67,043

The Cantech Acquisition was accounted for using the acquisition method of accounting. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US and Europe.

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

July 1, 2017
$
Current assets
Cash	4,567
Trade receivables (1)	8,899
Inventories	15,828
Other current assets	503
Property, plant and equipment	27,275
Intangible assets	11,700
68,772
Current liabilities
Accounts payable and accrued liabilities	3,573
Deferred tax liability	2,943
Provisions	192
6,708
Fair value of net identifiable assets acquired	62,064

(1)	The gross contractual amounts receivable were $9,117. As of December 31, 2017, the Company has collected substantially all of the outstanding trade receivables.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company expects a significant portion of the goodwill to be deductible for income tax purposes. The fair value of goodwill at the date of acquisition was as follows:

July 1, 2017
$
Cash consideration transferred	71,610
Less: fair value of net identifiable assets acquired	62,064
Goodwill	9,546

The Cantech Acquisition’s impact on the Company’s consolidated earnings was as follows:

July 1, 2017 through December 31, 2017
$
Revenue	32,352
Net earnings	137

Had the Cantech Acquisition been effective as of January 1, 2017, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2017
$
Revenue	64,575
Net earnings (1)	1,822

(1)
Adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

Acquisition-related costs of $1.7 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.
Investment in Capstone

On June 23, 2017, the Company, under a Share Subscription and Shareholder Agreement, purchased 3,250,000 or 99.7% of the issued and outstanding shares of Capstone. The principal purpose of the investment in Capstone is to further extend the Company’s woven products business through a global supply of woven products. The Company invested $5.1 million in cash, funded primarily from the Revolving Credit Facility. There were customary representations, warranties and covenants, and indemnification provisions as part of the Capstone investment. As of December 31, 2017, there were no outstanding obligations or indemnifications.

The balance sheet of Capstone subsequent to the investment was as follows:

June 23, 2017
$
Current assets
Cash	5,066
Other assets	578
5,644
Current liabilities
Accounts payable and accrued liabilities	20
Borrowings, current	559
579
5,065

June 23, 2017
$
Consideration paid for investment	5,050
Plus: remaining non-controlling interest	15
Fair value of net assets	5,065

The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (d/b/a “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds from the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company is making payments in several tranches over the same period.

Accordingly, on July 19, 2017, the non-controlling shareholders of Capstone acquired 99,000 additional shares of Capstone for a purchase price of approximately $0.2 million. On August 8, 2017, the Company acquired 3,250,000 additional shares of Capstone for a purchase price of approximately $5.1 million. As of December 31, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively. As a result of the share-purchase activity, the Company recorded a $0.2 million increase to equity attributable to non-controlling interest in the Consolidated Changes in Equity for the twelve months ended December 31, 2017.
The advisory fees and other costs associated with establishing the newly-formed enterprise were $0.5 million and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.
Powerband Acquisition

On September 16, 2016, the Company purchased 74% of the issued and outstanding shares in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% is held by the Desai family, which founded Powerband in 1994. The Powerband Acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. There were customary representations, warranties and covenants and indemnification provisions as part of the Powerband Acquisition. As of December 31, 2017, there were no outstanding obligations or indemnifications.

The net cash consideration paid on the closing date for the acquisitions described above was as follows:

September 16, 2016
$
Consideration paid in cash	41,856
Less: cash balances acquired	1
41,855

The Powerband Acquisition was accounted for using the acquisition method of accounting. The fair values of net identifiable assets acquired and goodwill at the date of acquisition were as follows:

September 16, 2016
$
Current assets
Cash	1
Trade receivables (1)	1,265
Inventories	1,797
Other current assets	436
Property, plant and equipment	9,650
Intangible assets
Customer list	16,213
Non-compete agreement	7,822
37,184
Current liabilities
Accounts payable and accrued liabilities	1,054
Installments on long-term debt	1,244
Long-term debt	107
Pension and other post-retirement benefits	57
Deferred tax liabilities	9,734
12,196
Fair value of net identifiable assets acquired	24,988

(1)	The gross contractual amounts receivable were $1,265. As of December 31, 2016, the Company had collected substantially all of the outstanding trade receivables.
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill recognized as a result of the Powerband Acquisition to be deductible for income tax purposes. The fair value of goodwill at the date of acquisition was as follows:

September 16, 2016
$
Cash consideration transferred	41,856
Plus: Remaining non-controlling interest	6,497
Less: fair value of net identifiable assets acquired	24,988
Goodwill	23,365
The Powerband Acquisition's impact on the Company’s consolidated earnings for the year of acquisition was as follows:

September 16, 2016 through December 31, 2016
$
Revenue	7,591
Net earnings	65

Had the Powerband Acquisition been effective as of January 1 of the year of acquisition, the impact on the Company’s consolidated earnings would have been as follows:

December 31, 2016
$
Revenue	27,663
Net earnings (1)	444

(1)
Adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

Acquisition-related costs of $1.3 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2016.
Goodwill
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2015	7,476
Acquired through business combinations	23,365
Balance as of December 31, 2016	30,841
Acquired through business combinations	9,546
Net foreign exchange differences	1,303
Balance as of December 31, 2017	41,690

17 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS
The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.
Defined contribution plans
In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.
The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.
In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $4.7 million in 2017, $4.6 million in 2016 and $4.0 million in 2015.
Defined benefit plans
The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.
In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.

In the US, the Company provides group health care benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.
All defined benefit plans described above are closed to new entrants.
Supplementary executive retirement plans
The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2017, the deferred compensation plans assets and liabilities totalled $1.0 million ($0.2 million as of December 31, 2016) and $0.9 million ($0.2 million as of December 31, 2016), respectively, and are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.
Governance and oversight
The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.
Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.
The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury, Corporate Controller and General Counsel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.
The assets of the funded or partially funded defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension Plans		Other plans
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	79,821	76,172	2,867	3,365
Additions through business acquisitions	—	57	—	—
Current service cost	1,076	1,176	46	22
Interest cost	3,096	3,139	111	143
Benefits paid	(3,406)	(3,260)	(246)	(14)
Actuarial gains from demographic assumptions	(1,052)	(1,131)	(565)	(21)
Actuarial losses from financial assumptions	3,989	1,901	133	141
Experience losses (gains)	2,077	1,383	707	(835)
Foreign exchange rate adjustment	861	384	99	66
Balance, end of year	86,462	79,821	3,152	2,867
Fair value of plan assets
Balance, beginning of year	51,856	50,245	—	—
Interest income	2,025	1,965	—	—
Return on plan assets (excluding amounts included in net interest expense)	5,591	1,705	—	—
Contributions by the employer	3,956	1,357	—	—
Benefits paid	(3,406)	(3,260)	—	—
Administration expenses	(507)	(487)	—	—
Foreign exchange rate adjustment	801	331	—	—
Balance, end of year	60,316	51,856	—	—
Funded status – deficit	26,146	27,965	3,152	2,867

The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2017
	US	Canada	Total
	$	$	$
Defined benefit obligations	72,643	16,971	89,614
Fair value of plan assets	(46,835)	(13,481)	(60,316)
Deficit in plans	25,808	3,490	29,298

	December 31, 2016
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,584	14,104	82,688
Fair value of plan assets	(40,521)	(11,335)	(51,856)
Deficit in plans	28,063	2,769	30,832

The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Wholly unfunded	11,195	11,050
Wholly funded or partially funded	75,267	68,771
Total obligations	86,462	79,821

A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Pension Plans
Present value of the defined benefit obligation	86,462	79,821
Fair value of the plan assets	60,316	51,856
Deficit in plans	26,146	27,965
Liabilities recognized	26,146	27,965
Other plans
Present value of the defined benefit obligation and deficit in the plans	3,152	2,867
Liabilities recognized	3,152	2,867
Total plans
Total pension and other post-retirement benefits recognized in balance sheets	29,298	30,832

The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Asset category
Cash	1,308	1,230
Equity instruments	33,559	29,645
Fixed income instruments	23,514	19,180
Real estate investment trusts	1,935	1,801
Total	60,316	51,856
Approximately 80% and 75% of equity and fixed income instruments as of December 31, 2017 and 2016, respectively, were held in mutual or exchange traded funds. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
Most equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets. Certain US government obligations and mutual fund positions are valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2017:

	Pension Plans			Other plans
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Current service cost	1,076	1,176	1,208	46	22	22
Administration expenses	507	487	307	—	—	—
Net interest expense	1,071	1,174	1,087	111	143	126
Net costs recognized in the statement of consolidated earnings	2,654	2,837	2,602	157	165	148

	Total Plans
	2017	2016	2015
	$	$	$
Current service cost	1,122	1,198	1,230
Administration expenses	507	487	307
Net interest expense	1,182	1,317	1,213
Net costs recognized in the statement of consolidated earnings	2,811	3,002	2,750

The table below presents the defined benefit liability remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2017:

	Pension Plans			Other plans
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Actuarial gains from demographic assumptions	1,052	1,131	1,332	565	21	30
Actuarial (losses) gains from financial assumptions	(3,989)	(1,901)	2,652	(133)	(141)	31
Experience (losses) gains	(2,077)	(1,383)	(15)	(707)	835	(22)
Return on plan assets (excluding amounts included in net interest expense)	5,591	1,705	(1,458)	—	—	—
Total amounts recognized in OCI	577	(448)	2,511	(275)	715	39

The Company currently expects to contribute a total of $2.9 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2018.

The weighted average duration of the defined benefit obligation as of December 31, 2017 and 2016 is 13 years for US plans for both periods and 19 years and 20 years for Canadian plans, respectively.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Discount rate
Pension plans (End of the Year) (1)	3.56%	3.88%	3.50%	4.00%
Pension plans (Current Service Cost) (2)	4.01%	3.98%	4.15%	4.25%
Other plans (End of the Year) (1)	3.10%	3.47%	3.50%	4.00%
Other plans (Current Service Cost) (2)	3.67%	3.28%	4.15%	4.25%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	20	22	22
Current pensioner - Female	22	22	24	24
Current member aged 45 - Male	21	21	23	23
Current member aged 45 - Female	24	24	25	25

(1)	Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost.

(2)
Represents the discount rate used to calculate annual service cost. Beginning in 2017, the current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants. Previously, the current service cost was calculated using the same discount rate used to measure the defined benefit obligation for both active and retired participants.

(3)	Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.
These assumptions are developed by management with the assistance of independent actuaries. Discount rates are determined close to each year-end by reference to market yields of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Other assumptions are based on current actuarial benchmarks and management’s historical experience.

Significant actuarial assumptions for defined benefit obligation measurement purposes are the discount rate and mortality rate. The sensitivity analysis below has been determined based on reasonably possible changes in the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	12/31/2017	12/31/2016
	$	$
Discount rate
Increase of 1%	(10,988)	(10,085)
Decrease of 1%	13,666	12,535
Mortality rate
Life expectancy increased by one year	2,856	2,672
Life expectancy decreased by one year	(2,892)	(2,688)

18 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE

The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Revenue
Canada	78,325	54,574	53,035
Germany	18,248	16,299	14,793
United States	714,330	670,619	671,187
Other	87,223	67,309	42,892
Total revenue	898,126	808,801	781,907

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Property, plant and equipment
Canada	32,572	14,163
India	26,099	10,858
Portugal	16,810	15,652
United States	238,039	192,805
Total property, plant and equipment	313,520	233,478
Goodwill
Canada	6,805	—
India	24,452	23,365
United States	10,433	7,476
Total goodwill	41,690	30,841
Intangible assets
Canada	10,012	19
India	21,904	22,965
United States	15,394	11,059
Other	8	7
Total intangible assets	47,318	34,050
Other assets
Canada	1,331	72
United States	5,542	3,281
Other	125	27
Total other assets	6,998	3,380

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Revenue
Tape	606,302	538,525	529,524
Film	166,972	154,145	128,361
Woven coated fabrics	115,538	106,720	117,881
Other	9,314	9,411	6,141
	898,126	808,801	781,907

19 - RELATED PARTY TRANSACTIONS

The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2017, 2016 and 2015. Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	4,099	4,842	3,378
Post-employment and other long-term benefits	295	305	311
Share-based compensation expense (1)	1,619	5,195	2,121
Termination benefits	—	—	(405)
Total remuneration	6,013	10,342	5,405

(1)	The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.

20 - COMMITMENTS
Commitments Under Operating Leases
For the year ended December 31, 2017, the expense in respect of operating leases was $6.7 million ($5.9 million in 2016 and $5.9 million in 2015). As of December 31, 2017, the Company had commitments aggregating approximately $12.5 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $4.1 million in 2018, $2.4 million in 2019, $1.5 million in 2020, $1.1 million in 2021, $1.1 million in 2022 and $2.3 million thereafter.
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $8.9 million as of December 31, 2017, and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.8 million annually in 2018 through 2022 and $2.8 million as the total billings expected over the remainder of the contract up to 2023.
Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.5 million as of December 31, 2017. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2021 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.8 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2017, the Company had on hand $8.3 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through March 2019 totalling approximately $15.3 million as of December 31, 2017. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.

21 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2017
Financial assets
Cash	9,093	—	—
Trade receivables	106,634	—	—
Supplier rebates and other receivables	2,442	—	—
Interest rate swap agreements	—	—	2,139
Total	118,169	—	2,139
Financial liabilities
Accounts payable and accrued liabilities (1)	85,982	—	—
Borrowings (2)	270,646	—	—
Call option redemption liability	12,725	—	—
Total	369,353	—	—

December 31, 2016
Financial assets
Cash	20,956	—	—
Trade receivables	90,122	—	—
Supplier rebates and other receivables	2,154	—	—
Total	113,232	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	78,038	—	—
Borrowings (2)	165,560	—	—
Non-controlling interest put options	—	10,020	—
Interest rate swap agreements	—	—	219
Total	243,598	10,020	219

(1)	Excludes employee benefits

(2)	Excludes finance lease liabilities
The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities and the call option redemption liability is comparable to their carrying amount, given their short maturity periods. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through profit or loss are as follows for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Interest expense calculated using the effective interest rate method	8,543	4,542	3,380

The methods used to measure financial assets and liabilities at fair value are described below.
Hierarchy of financial instruments
The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:
Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.
Level 3: The fair value is estimated using a valuation technique based on unobservable data.
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2017 or 2016.
Long-term Borrowings and Interest Rate Swaps
As of December 31, 2017, and 2016, long-term borrowings and interest rate swaps are categorized as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
Option Agreements
In connection with the Powerband Acquisition, the Company had entered into a shareholders’ agreement that contains put options, which provide a single non-controlling interest shareholder with the right to require the Company to purchase its retained interest at a variable purchase price. The purchase price is the greater of the amount determined using a valuation method defined in the agreement or a fair market valuation performed by an independent and qualified expert. Execution of this agreement resulted in the immediate recognition of $10.2 million in present obligations recorded in non-controlling interest put options and a corresponding reduction of equity on the consolidated balance sheet as of September 16, 2016. The non-controlling interest shareholder can exercise 50% of the put options at any time after three years from the closing date of the acquisition (which is September 16, 2019) while the remaining 50% are exercisable at any time after five years from the closing date (which is September 16, 2021).
In addition to the put options described above, the Company had previously entered into various other option agreements with the non-controlling interest shareholders for the transfer of Powerband shares under certain limited circumstances. Under the terms of the shareholders’ agreement and upon the occurrence of certain triggering events such as counterparty default, a shareholder deadlock or business exit, each party has the option to buy the counterparty’s shares at the same variable price as the written put options, with the Company having the first right of refusal. In the event of default by the Company, the non-controlling interest shareholders also have the option to sell their shares to the Company at the same variable price. As of December 31, 2016, these options were not separately accounted for within the balance sheet as they were determined to have zero fair market value to the Company.
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. Execution of this agreement also resulted in a $1.8 million reduction in the previously-recorded liability relating to the non-controlling interest put options with an offsetting benefit in earnings recorded in finance costs in other expense (income), net, followed immediately by the full derecognition of $8.8 million in remaining liability as a result of the extinguishment of obligations relating to these put options. As of March 7, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation was made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believed to be commensurate with the risks inherent in the ownership interest as of December 31, 2016. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement. As of December 31, 2017, the Company recognizes zero value relating to extinguished obligations previously arising from put options held by a single non-controlling interest shareholder.
The reconciliation of the carrying amount of financial instruments classified within Level 3 is as follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2015	—
Non-controlling interest put options resulting from the Powerband Acquisition	10,181
Net foreign exchange differences	(161)
Balance as of December 31, 2016	10,020
Valuation adjustment made to non-controlling interest put options	(1,845)
Extinguishment of non-controlling interest put options	(8,810)
Net foreign exchange differences	635
Balance as of December 31, 2017	—
Refer to Note 16 for more information regarding business acquisitions.
Exchange Risk
The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs—other expense (income), net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs—other expense, net.
The estimated increase (decrease) to finance cost-other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows:

	2017	2016
	USD$	USD$
Canadian dollar	(5,944)	(4,814)
Euro	(95)	(13)
Indian Rupee	227	(156)
	(5,812)	(4,983)
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee (i) monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures, (ii) considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and (iii) considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of floating rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR and CDOR-based cash flows.
To help accomplish this objective, the Company entered into interest rate swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
		$			%
March 18, 2015	November 18, 2019	40,000		Monthly	1.61
August 18, 2015	August 20, 2018	60,000		Monthly	1.197
June 8, 2017	June 20, 2022	40,000		Monthly	1.79
July 21, 2017	July 18, 2022	CDN$90,000	(1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60,000		Monthly	2.045

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instruments. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.
Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense (income), net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.
The change in fair value of the derivatives used for calculating hedge effectiveness was an increase of $2.4 million and $0.2 million as of December 31, 2017 and 2016, respectively.
As of December 31, 2017, and 2016, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.5 million and $0.6 million, respectively.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

There were three and two customers with trade receivables that accounted for more than 5% of the Company’s total trade receivables as of December 31, 2017 and 2016, respectively. These trade receivables were current as of December 31, 2017 and 2016. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses. Allowance for doubtful accounts is maintained consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2017	December 31, 2016
	$	$
Current	91,736	83,194
Past due accounts not impaired
1 – 30 days past due	12,435	5,636
31 – 60 days past due	1,652	947
61 – 90 days past due	288	146
Over 90 days past due	523	199
	14,898	6,928
Allowance for doubtful accounts	641	254
Gross accounts receivable	107,275	90,376

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the years ended December 31:

	2017	2016
	$	$
Balance, beginning of year	254	128
Additions	1,095	124
Recoveries	(397)	12
Write-offs	(300)	(10)
Foreign exchange	(11)	—
Balance, end of year	641	254

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, excluding finance lease liabilities, accounts payable and accrued liabilities and its call option redemption liability. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.
The maturity analysis for non-derivative financial liabilities and finance lease liabilities is as follows for the years ended:

	Call option redemption liability	Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$
December 31, 2017
Current maturity	12,725	10,348	4,891	85,982	113,946
2019	—	257,116	1,047	—	258,163
2020	—	1,238	471	—	1,709
2021	—	1,278	406	—	1,684
2022	—	921	2,645	—	3,566
2023 and thereafter	—	1,381	—	—	1,381
	12,725	272,282	9,460	85,982	380,449

	Non-controlling interest put options	Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$
December 31, 2016
Current maturity	—	1,917	6,078	78,038	86,033
2018	—	264	4,788	—	5,052
2019	5,010	161,734	986	—	167,730
2020	—	829	424	—	1,253
2021	5,010	831	364	—	6,205
2022 and thereafter	—	1,564	2,639	—	4,203
	10,020	167,139	15,279	78,038	270,476

(1)	Excludes employee benefits
The Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $186.6 million as of December 31, 2017, and $158.2 million as of December 31, 2016.

Price Risk

The Company’s price risk arises from changes in its raw material prices. A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas and as such, prices are significantly influenced by the fluctuating underlying energy markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets, and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.
As of December 31, 2017, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $45.2 million (an increase in cost of sales of $40.0 million in 2016). A similar decrease of 10% will have the opposite impact.

Capital Management
The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.
The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Cash	9,093	20,956
Borrowings	279,463	179,825
Total equity	254,722	242,943
The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.
22 - POST REPORTING EVENTS
Adjusting Events
No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.
Non-Adjusting Events
No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.
On March 7, 2018, the Company declared a cash dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018. The estimated amount of this dividend payment is $8.2 million based on 58,799,910 shares of the Company’s common shares issued and outstanding as of March 7, 2018.